SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NAVTECH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63935 Q 100

(CUSIP Number)

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY 10022

Telephone: (212) 446-4943

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABRY Mezzanine Partners, L.P. 10-0000307
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABRY Mezzanine Investors, L.P. 10-0000296
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABRY Mezzanine Holdings, LLC 10-0000278
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Royce Yudkoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABRY Investment Partnership, L.P. 04-3483157
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63935 Q 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABRY Investment GP, LLC 04-3483152
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power None 8. Shared Voting Power 312,176 (See Item 5) 9. Sole Dispositive Power None 10. Shared Dispositive Power 312,176 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,176 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.37%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This statement (the “Statement”) on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Navtech, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2340 Garden Road, Suite 102, Monterey, CA 93940.

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

1)	ABRY Mezzanine Partners, L.P., a Delaware limited partnership (“AMP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Statement;

2)	ABRY Mezzanine Investors, L.P., a Delaware limited partnership (“AMI”), by virtue of it being the general partner of AMP;

3)	ABRY Mezzanine Holdings, LLC, a Delaware limited liability company (“AMH”), by virtue of it being the general partner of AMI;

4)	Royce Yudkoff, an individual resident of the State of Massachusetts (“Yudkoff”), by virtue of being the controlling member of AMH and AIGP (as defined below);

5)	ABRY Investment Partnership, L.P., a Delaware limited partnership (“AIP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Statement; and

6)	ABRY Investment GP, LLC, a Delaware limited liability company (“AIGP”), by virtue of it being the general partner of AIP.

AMP, AMI, AMH, Yudkoff, AIP and AIGP are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” AMP, AMI, AMH, AIP and AIGP are sometimes referred to herein collectively as the “ABRY Entities.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons and the other parties to the Purchase Agreement (as defined in Item 4) may also be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The principal business of each of the ABRY Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The business address of each of the Reporting Persons is c/o ABRY Partners, LLC, 111 Huntington Avenue, Boston, MA 02199.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

AMP and AIP acquired beneficial ownership of the securities that are the subject of this filing with working capital in the ordinary course of business.

Item 4. Purpose of Transaction.

On November 22, 2005, pursuant to the Warrant Agreement (the “Warrant Agreement”), the Issuer completed the sale of warrants (the “Warrants”) to purchase 312,176 shares of the Issuer’s Common Stock, for $699,274.24 in a private placement to AMP and AIP. The net proceeds from the sale of the Warrants were used to consummate the acquisition of all of the issued and outstanding shares of capital stock of European Aeronautical Group AB (“EAG”), a limited liability company organized and registered under the laws of Sweden. The Warrant Agreement is incorporated by reference to Exhibit 10.11 to the Form 8-K filed with the SEC by the Issuer on November 28, 2005. The Warrants are incorporated by reference to Exhibits 10.12 and 10.13 to the Form 8-K filed with the SEC by the Issuer on November 28, 2005. In connection with the purchase of the Warrants, the Issuer also entered into a registration rights agreement dated November 22, 2005 (the “Registration Rights Agreement”) with AMP, AIP, Cambridge Information Group, Inc. and Externalis S.A. (collectively, the “Investors”), which is incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the SEC by the Issuer on November 28, 2005.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The following is a description of the material terms of the Warrants:

The initial exercise price of the Warrants is $0.01 per share. The Warrants are subject to anti-dilution and other adjustments as described in the Warrants. The Warrants are immediately exercisable and expire 10 years after issuance. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement and the Warrants.

Pursuant to the Registration Rights Agreement, the Issuer granted registration rights to the Investors. Under the agreement, each of the (i) holders of 30% of the shares of Common Stock issued or issuable upon exercise by AMP and AIP (or their successors or assigns) of the Warrants and (ii) holders of 30% of the shares of Common Stock issued or issuable upon exercise by the other Investors (or their successors or assigns) of the securities of the Issuer held by such other Investors may require the Issuer to effect the registration of their shares from time to time. In addition, subject to certain exceptions the stockholders party to the agreement have “piggyback” registration rights to include their shares in any registration statement the Issuer files on its behalf or on behalf of other stockholders. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, AMP owned Warrants to purchase 310,791 shares of Common Stock and AIP owned Warrants to purchase 1,385 shares of Common Stock. Assuming conversion of all of the Warrants acquired pursuant to the Warrant Agreement, the Reporting Persons may be deemed to indirectly beneficially own an aggregate of 312,176 shares of Common Stock, or approximately 6.37% of the Common Stock outstanding.

(b) By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person are the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, other than the following:

(a) Warrant Agreement. The information contained in items 4 and 5 is incorporated herein by reference.

(b) Warrants. The information contained in items 4 and 5 is incorporated herein by reference.

(c) Registration Rights Agreement. The information contained in items 4 and 5 is incorporated herein by reference.

The foregoing discussion is qualified in its entirety by reference to the Warrant Agreement, Warrants and Registration Rights Agreement, the terms of which are incorporated herein by reference to Exhibits 10.5, 10.11, 10.12 and 10.13 to the Form 8-K filed with the SEC by the Issuer on November 28, 2005.

Item 7. Material to be filed as Exhibits.

Exhibit 1 Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ABRY MEZZANINE PARTNERS, L.P.

By:	ABRY MEZZANINE INVESTORS, L.P.,
Its:	General Partner

By:	ABRY MEZZANINE HOLDINGS, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE INVESTORS, L.P.

By:	ABRY Mezzanine Holdings, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE HOLDINGS, LLC.

By:	Royce Yudkoff
Its:	Managing Member

/s/ Royce Yudkoff

/s/ Royce Yudkoff
Royce Yudkoff

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY INVESTMENT GP, LLC.

By:	Royce Yudkoff
Its:	Managing Member

/s/ Royce Yudkoff

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Navtech, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

ABRY MEZZANINE PARTNERS, L.P.

By:	ABRY MEZZANINE INVESTORS, L.P.,
Its:	General Partner

By:	ABRY MEZZANINE HOLDINGS, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE INVESTORS, L.P.

By:	ABRY Mezzanine Holdings, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY MEZZANINE HOLDINGS, LLC.

By:	Royce Yudkoff
Its:	Managing Member

/s/ Royce Yudkoff

/s/ Royce Yudkoff
Royce Yudkoff

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC,
Its:	General Partner

By:	/s/ Royce Yudkoff
Name:	Royce Yudkoff
Title:	Authorized Signatory

ABRY INVESTMENT GP, LLC.

By:	Royce Yudkoff
Its:	Managing Member

/s/ Royce Yudkoff